UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1 )*


                         Independence Bancshares, Inc.
                     -------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   45338E107
                      -------------------------------------
                                 (CUSIP NUMBER)

                                December 1, 2015
                      -------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 45338E107                   13G                   PAGE 2 OF 5 PAGES
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1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Huntington Partners, LLLP
     36-3430983
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2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3    SEC Use Only

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4    Citizenship or Place of Organization
     Illinois, U.S.A.
--------------------------------------------------------------------------------
                 5    Sole Voting Power
                      1,875,000
 NUMBER OF       ---------------------------------------------------------------
   SHARES        6    Shared Voting Power
BENEFICIALLY          0
  OWNED BY       ---------------------------------------------------------------
    EACH         7    Sole Dispositive Power
 REPORTING            1,875,000
PERSON WITH      ---------------------------------------------------------------
                 8    Shared Dispositive Power
                      0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     1,875,000
--------------------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     instructions)            [_]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row 9
     8.726%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See instructions)
     PN
--------------------------------------------------------------------------------

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CUSIP NO. 45338E107                   13G                   PAGE 3 OF 5 PAGES
---------------------                                    -----------------------

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ITEM 1.

      (a)  Name of Issuer:

                Independence Bancshares, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

                500 E. Washington Street, Greenville, South Carolina 29601

ITEM 2.

      (a)  Name of Person Filing:

                Huntington Partners, LLLP


      (b)  Address of Principal Business Office:

                311 S. Wacker Drive, Suite 3390, Chicago, IL 60606

      (c)  Citizenship:  Illinois, U.S.A.

      (d)  Title of Class of Securities:  Common Stock

      (e)  CUSIP Number:    45338E107

ITEM 3.  If this statement is filed pursuant to ss. 240.13d-1(b) or
           240.13d-2(b) or (c), check whether the person filing is a:

      (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) [_] Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c).

      (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [_] An investment adviser in accordance with ss. 240.13d-1(b)(ii)(E).

      (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [_] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  Ownership:

      (a)  Amount Beneficially Owned:  1,875,000

      (b)  Percent of Class:  8.726%

      (c)  Number of Shares as to which such person has:

          (i)  Sole power to vote or to direct the vote:  1,875,000

         (ii)  Shared power to vote or to direct the vote:  0

        (iii)  Sole power to dispose or to direct the disposition of:  1,875,000

         (iv)  Shared power to dispose or to direct the disposition of:  0

ITEM 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that
         as of the date hereof the reporting person has ceased to
         be the beneficial owner of more than five percent of the
         class of securities, check the following [   ].

ITEM 6.  Ownership of More than Five Percent on Behalf of Another:

     N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

ITEM 8.  Identification and Classification of Members of the Group:

     N/A

ITEM 9. Notice of Dissolution of Group:

     N/A

ITEM 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Huntington Partners, LLLP


By:  Huntington Management, LLC
       its general partner


By: /s/ James R. Ellis                                  March 18, 2016
------------------------                              --------------------
James R. Ellis
Member Manager
















ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)